UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ Annual Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934

(Fee required)

For the fiscal year ended March 31, 2007

or

☐ Transitional report pursuant to Section 15 (d) of the Securities Exchange Act of 1934

(Fee required)

For the transition period from      to     .

Commission File No. 001-32999

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Fuel Systems Solutions, Inc. Investment and Tax Savings Plan

(formerly known as IMPCO Investment and Tax Savings Plan)

c/o

Fuel Systems Solutions, Inc.

3030 South Susan Street

Santa Ana, CA 92704

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Fuel Systems Solutions, Inc.

3030 South Susan Street

Santa Ana, CA 92704

Note: Schedules other than that listed above have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the 401(k) Committee of the Fuel Systems Solutions, Inc. Investment and Tax Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

October 11, 2007

FUEL SYSTEMS SOLUTIONS, INC. INVESTMENT AND TAX SAVINGS PLAN

By:	/s/ KELLY NILA

Kelly Nila

Plan Administrator

Index to Exhibits

Exhibit No.

23.1	Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Fuel Systems Solutions, Inc. 401(k) Committee

Santa Ana, California

We have audited the accompanying statements of net assets available for plan benefits of the Fuel Systems Solutions, Inc. Investment and Tax Savings Plan (formerly known as IMPCO Investment and Tax Savings Plan) (the “Plan”) as of March 31, 2007 and 2006, and the related statement of changes in net assets available for plan benefits for the year ended March 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of March 31, 2007 and 2006, and the changes in net assets available for plan benefits for the year ended March 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of March 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

BDO Seidman, LLP
Costa Mesa, California
October 8, 2007

Fuel Systems Solutions, Inc. Investment and Tax Savings Plan

(formerly known as IMPCO Investment and Tax Savings Plan)

Statements of Net Assets Available for Plan Benefits

As of March 31, 2007 and 2006

	2007	2006
Assets:
Investments, at fair value:
Interest bearing cash	$1,266,943	$1,001,333
Mutual funds	7,288,023	7,004,266
Common collective fund	215,518	194,595
IMPCO Technologies, Inc. common stock (see Note 1)	—	231,235
Participant Loans	353,672	419,663

Total Investments	9,124,156	8,851,092
Receivables:
Participant contributions receivable	—	20,315
Employer contributions receivable	18	8,130

Total receivables	18	28,445

Net assets available for plan benefits	$9,124,174	$8,879,537

See accompanying notes to financial statements.

Fuel Systems Solutions, Inc. Investment and Tax Savings Plan

(formerly known as IMPCO Investment and Tax Savings Plan)

Statement of Changes in Net Assets Available for Plan Benefits

For the Year Ended March 31, 2007

2007
Additions to net assets attributed to:
Investment income:
Interest and dividend income	$368,990
Participant loan interest income	24,908
Net appreciation in fair value of investments	549,333

Total net investment income	943,231
Contributions:
Participant contributions	478,283
Participant rollover contributions	13,110
Employer contributions, net of forfeitures of $22,049	202,040

Total contributions	693,433

Total additions	1,636,664

Deductions from net assets attributed to:
Benefits paid to participants	1,392,027

Total deductions	1,392,027

Net increase	244,637
Net assets available for plan benefits at beginning of year	8,879,537

Net assets available for plan benefits at end of year	$9,124,174

See accompanying notes to financial statements.

Fuel Systems Solutions, Inc. Investment and Tax Savings Plan

(formerly known as IMPCO Investment and Tax Savings Plan)

Notes to Financial Statements

1.	Description of the Plan

General

The Fuel Systems Solutions, Inc. Investment and Tax Savings Plan (the “Plan”), formerly known as the IMPCO Investment and Tax Savings Plan, is a defined contribution plan, which is qualified under Internal Revenue Service Code Section 401(k). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan was adopted July 1, 1984, amended in 1988, 1993 and 1999. In 2002, the Plan was amended to incorporate certain provisions of the General Agreement of Tariffs and Trade, the Uniform Services Employment Reemployment Right Act, the Small Business Job Protection Act, the Taxpayer Relief Act of 1997, the Internal Revenue Restructuring and Reform Act of 1998 and the Community Renewal Tax Relief Act of 2000 (collectively “GUST”) and the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”). In June 2005, the Plan was amended to allow participants with account balances less than $5,000 who terminate employment and who do not elect a distribution to have their account balances automatically rolled over into an Individual Retirement Account (“IRA”). In addition, in November 2005, the Plan was amended to change the vesting computation period from the Plan year to the twelve-month period beginning on the date of hire and each anniversary date from the date of hire. In February 2006, the Plan was amended to add two additional Safe Harbor provisions for hardship withdrawals. All Plan assets are held by the Plan Trustee, Mercer Trust Company (“Mercer”). Lastly, effective September 19, 2006, the name of the Plan was changed from IMPCO Investment and Tax Savings Plan to Fuel Systems Solutions, Inc. Investment and Tax Savings Plan.

On August 23, 2006, the stockholders of IMPCO Technologies, Inc. adopted the Agreement and Plan of Reorganization, dated June 27, 2006, by and among IMPCO Technologies, Inc., Fuel Systems Solutions, Inc. (“Fuel Systems”) and IMPCO Merger Sub, Inc. (the “Agreement”). The reorganization contemplated by the Agreement was consummated on August 23, 2006. The Agreement and Plan of Reorganization was described in IMPCO Technologies, Inc.’s previous reports and Registration Statement on Form S-4 filed on June 27, 2006 and amended and declared effective on July 7, 2006. In accordance with the Agreement, IMPCO Technologies, Inc. became a wholly-owned subsidiary of Fuel Systems and every two shares of common stock of IMPCO Technologies, Inc. were exchanged for one whole share of common stock of Fuel Systems. The common stock of Fuel Systems began trading on the Nasdaq Global Market under the symbol “FSYS” on August 25, 2006. As a result of the reorganization, the common stock of IMPCO Technologies, Inc., which was previously listed under the symbol “IMCO,” ceased trading on the Nasdaq Global Market.

All domestic employees of Fuel Systems Solutions, Inc. and IMPCO Technologies, Inc. (collectively, the “Company”) who are at least age 21 or older are eligible to participate in the Plan.

The Board of Directors of the Company has appointed certain of its officers and employees to act as a 401(k) Committee. The 401(k) Committee is responsible for management and control of the operation and the administration of the Plan. The 401(k) Committee has the sole discretion to determine the participant’s eligible compensation for making pre-tax election contributions to participant’s accounts. The 401(k) Committee has determined that eligible compensation excludes car allowances, moving allowances and severance payments. Mercer has been engaged to perform certain administrative services (i.e., day-to-day record keeping of the Plan) and provide assistance to the 401(k) Committee.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Contributions

Employees of the Company who elect to participate in the Plan may contribute into the Plan not less than 1% up to 100% of compensation, as defined in the Plan, each payroll period, up to a maximum of $15,500 and $15,000 for calendar years 2007 and 2006, respectively. The Company matches 100% of the first 3% of compensation contributed by employees.

All Employees who are eligible to make elective deferrals under this Plan and who have attained age 50 before the close of the plan year shall be eligible to make catch-up contributions in accordance with, and subject to the limitations of Section 414 (v) of the Internal Revenue Code (“IRC”).

“Rollover” contributions from other qualified plans are accepted by the Plan. The Company does not match contributions of this type.

Fuel Systems Solutions, Inc. Investment and Tax Savings Plan

(formerly known as IMPCO Investment and Tax Savings Plan)

Notes to Financial Statements

1.	Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s matching contributions and (b) Plan net earnings. Participant contributions and Company contributions are allocated into the separate funds based on election by the participants while Plan net earnings are allocated based on the specific net earnings of the separate fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested interest in their account balance.

Participants may change the current allocation among their accounts at any time through notification to Mercer. Upon reallocation, Mercer then notifies the Company of any designated changes made to a participant’s account. Participants may also change the allocation of future participant and Company contributions.

Vesting

Participants have a 100% non-forfeitable right to their “salary deferral account” and “rollover account” (i.e., participant contributions plus actual net earnings thereon) upon withdrawal from the Plan. The Plan uses a graduated vesting schedule for Company contributions and related earnings as follows:

Years of Service	Vested Percentage

Less than 2 years	0%

2 years but less than 3 years	25%

3 years but less than 4 years	50%

4 years but less than 5 years	75%

5 years or more	100%

A participant must complete 1,000 hours of service during a vesting computation period for it to count as one year of service. In November 2005, the vesting computation period was amended from the Plan year to the twelve-month period beginning on the date of hire and each anniversary date from the date of hire.

The participant also becomes 100% vested when he or she reaches retirement age, becomes disabled while employed by the Company, or upon death while employed by the Company.

Investment Options

Individual participants designate the way in which their contributions and employer contributions are invested and may change their investment designation at any time within several investment options offered by the Plan. Effective March 31, 2004, participants were no longer able to select the Company’s common stock as an investment option. Effective November 30, 2006, Plan participants were required to re-allocate previously contributed funds invested in the Company’s common stock to other investment options offered by the Plan. Funds not expressly re-allocated by Plan participants were deposited into the participant’s money market account and are reflected as interest bearing cash in the Statement of Net Assets Available for Plan Benefits as of March 31, 2007. At March 31, 2007 all investments in Company stock have been liquidated.

Participant Loans

Participants may borrow up to 50% of their vested account balance subject to the Plan restrictions. Participants may borrow a minimum of $1,000, up to a maximum of $50,000. The loans are secured by the participants’ accounts and bear interest at a rate of Federal Reserve Prime plus 1%. The term of participant loans may not exceed five years except under certain conditions as defined in the Plan. Principal and interest are paid ratably through payroll deductions. The participant loans at March 31, 2007 and 2006 bear interest rates from 5.00% to 9.25% and mature through 2015. In the event that a participant terminates employment with the Company, any participant loans outstanding become immediately due and payable.

Fuel Systems Solutions, Inc. Investment and Tax Savings Plan

(formerly known as IMPCO Investment and Tax Savings Plan)

Notes to Financial Statements

1.	Description of the Plan (continued)

Payment of Benefits

Upon termination of service, participants are entitled to receive a distribution of the vested portion of their accounts. Upon retirement, participants shall receive a distribution of the entire vested value of their accounts. Benefits may also be accessed in the event of disability or death.

Conditions of Withdrawal

Anytime prior to termination of employment with the Company, a participant may request for a hardship withdrawal from the participant’s account if the reason for the hardship qualifies under the safe harbor provisions of the Plan. The participant will then be precluded from making contributions to the Plan for six months following their hardship withdrawal. In addition, a Plan participant may withdraw up to the entire balance of his or her Plan account if over age 59-1/2.

Forfeitures

Forfeitures of non-vested Plan assets are used to reduce the Company’s contributions. Total forfeited non-vested accounts totaled $82,813 and $57,538 at March 31, 2007 and 2006, respectively, and will be used to reduce future employer contributions. The employer contributions which were reduced by forfeited non-vested accounts totaled $22,049 for the year ended March 31, 2007.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting. Benefits are reported when paid.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value or estimated fair value as of the date of the financial statements. Investments in mutual funds are valued at quoted market prices as of the date of the financial statements. Investments in the common collective fund are valued at net asset value of shares held by the Plan as of the date of the financial statements. The Company’s common stock is valued at its quoted market price as of the date of the financial statements. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net Appreciation (Depreciation) in Fair Value of Investments

Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or as of the date of the financial statements for unrealized appreciation (depreciation).

Risks and Uncertainties

The Plan’s investment in the Company’s common stock amounted to $0 and $231,235 as of March 31, 2007 and 2006, respectively. Such investment represented approximately 0% and 2.6% of the Plan’s total assets as of March 31, 2007 and 2006, respectively. For information regarding the Company’s financial reports, the participants should refer to the Company’s Current Reports on Form 8-K dated July 26, 2007, August 9, 2007, and August 13, 2007.

The Plan provides for various funds that hold investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

The Plan participates in various investment options that comprise of securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.

Fuel Systems Solutions, Inc. Investment and Tax Savings Plan

(formerly known as IMPCO Investment and Tax Savings Plan)

Notes to Financial Statements

2.	Summary of Significant Accounting Policies (continued)

Administrative and Contract Expenses

Administrative and contract expenses, if any, are paid by the Company, though it is not required to do so in the future. For the year ended March 31, 2007 the Company was not required to pay any administrative and/or contract expenses.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could materially differ from those estimates.

3.	Investments

The fair market value of individual investments that represent 5% or more of the Plan’s net assets as of March 31, 2007 and 2006 is as follows:

	2007	2006
Investments Valued at Fair Value as Determined by Quoted Market Prices:
Interest bearing cash:
Putnam Money Market Fund	$1,266,943	$1,001,333
Mutual Funds:
Putnam Investors Fund	1,164,376	1,157,947
Putnam Asset Allocation Fund – Balanced Portfolio	1,148,013	981,703
Putnam International Equity Fund	1,096,490	943,526
Putnam Equity Income Fund	1,318,529	1,223,392
Putnam American Government Income Fund	473,143	434,350	*
Putnam Discovery Growth Fund	1,201,939	1,135,260
Other (less than 5%)	885,533	1,128,088

Total Mutual Funds	7,288,023	7,004,266
Other-Common Stock (less than 5%)	—	231,235

	8,554,966	8,236,834
Investments Valued at Estimated Fair Value:
Participant Loans (less than 5%)	353,672	419,663
Other-Common collective fund (less than 5%)	215,518	194,595

	569,190	614,258

Total Investments	$9,124,156	$8,851,092

*	Investment value is less than 5% of the Plan’s net assets available for Plan benefits.

Fuel Systems Solutions, Inc. Investment and Tax Savings Plan

(formerly known as IMPCO Investment and Tax Savings Plan)

Notes to Financial Statements

3.	Investments (continued)

During the year ended March 31, 2007, the Plan’s investments (including investments purchased and sold as well as held during the year) appreciated in value by $549,333 as follows:

2007
Investments Valued at Fair Value as Determined by Quoted Market Prices: Prices:
Mutual funds	$425,868
Fuel Systems Solutions, Inc. common stock	46,868
IMPCO Technologies, Inc. common stock	60,271

533,007
Investments Valued at Estimated Fair Value:
Common collective fund	16,326

Net appreciation in fair value of investments	$549,333

4.	Income Tax Status

The Company adopted the Putnam Fiduciary Trust Company Prototype Defined Contribution Plan, which received a favorable opinion letter from the Internal Revenue Service dated August 9, 2002 which stated that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5.	Plan Termination

It is the intent of the Company to continue the Plan; however, the Company reserves the right to modify, suspend or terminate the Plan at any time subject to the provisions of ERISA. In the event of plan termination, the participants become 100% vested, and the amounts in each participant’s account will be distributed as soon as administratively feasible, following the date on which a distribution is requested or is otherwise payable.

6.	Party-in-Interest Transactions

Certain Plan investments are managed by Mercer. Mercer is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Plan investments as of March 31, 2006 included Company common stock. The Company is the Plan sponsor and, therefore, these transactions qualified as party-in-interest transactions, as defined by ERISA. As of March 31, 2006, the Plan held 35,466 shares of the Company’s common stock. Effective November 30, 2006, the Company’s common stock was no longer an available investment option and all balances therein were transferred to other investment options.

Fuel Systems Solutions, Inc. Investment and Tax Savings Plan

(formerly known as IMPCO Investment and Tax Savings Plan)

Form 5500—Schedule H—Part IV—Line 4i—Schedule of Assets (Held at End of Year)

As of March 31, 2007

EIN: 91-103-9211

Plan Number: 001

Identity of Issue, Borrower, Lesser or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value
	Interest Bearing Cash:
*Mercer Trust Company	Putnam Money Market Fund (1,266,942.901 shares)		$1,266,943
	Mutual Funds:
American Funds	American Funds Growth Fund of America (727.314 shares)		23,907
PIMCO Total Return Fund	PIMCO Total Return Fund Administrative Class (19,284.575 shares)		201,138
*Mercer Trust Company	Putnam Investors Fund (76,503.033 shares)		1,164,376
*Mercer Trust Company	Putnam American Government Income Fund (53,281.874 shares)		473,143
*Mercer Trust Company	Putnam Discovery Growth Fund (57,153.523 shares)		1,201,939
*Mercer Trust Company	Putnam Asset Allocation – Balanced Portfolio (91,988.239 shares)		1,148,013
*Mercer Trust Company	Putnam Asset Allocation – Conservative Portfolio (25,440.092 shares)		249,822
*Mercer Trust Company	Putnam International Equity Fund (33,758.915 shares)		1,096,490
*Mercer Trust Company	Putnam New Value Fund (14,068.628 shares)		273,213
*Mercer Trust Company	Putnam Equity Income Fund (74,409.095 shares)		1,318,529
Winslow Management Company	Winslow Green Growth Fund (7,067.058 shares)		137,453

			7,288,023
	Common Collective Fund:
*Mercer Trust Company	Putnam S & P 500 Index Fund (5,767.149 shares)		215,518
	Participant Loans:
*Participant Loans	Loans to participants, collateralized by vested account balances, interest at 5.00% - 9.25% per annum, maturing through 2015		353,672

	Total Investments		$9,124,156

*	Indicates party-in-interest to the Plan, as defined by ERISA.
**	All investments are participant directed; therefore, disclosure of cost is not required.